BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON AUGUST 13, 2025

1.           DATE, TIME AND PLACE: Held on August 13, 2025, at 10 a.m., in São Paulo City, São Paulo State, at the BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14.401, 25º floor, Chácara Santo Antônio, Zip Code 04794-000, City of São Paulo, State of São Paulo.

2.           CALL AND ATTENDANCE: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A. (“Company”), with the presence of the totality of the members of the Fiscal Council, namely: Mrs. Antonio Mathias Nogueira Moreira, Ricardo Florence dos Santos and Alexandre Eduardo de Melo. Were also present Mrs. Luis Oliveira and André Barbosa, representatives of Grant Thornton Auditores Independentes (“Grant Thornton”).

3.           PRESIDING BOARD: President: Mr. Ricardo Florence dos Santos. Secretary: Mr. Mateus Boeira Garcia.

4.           AGENDA: Analysis and discussion of the Quarterly Financial Information for the quarter ended June 30, 2025 (“2nd ITR/2025”).

5.           RESOLUTIONS: Once the agenda has been examined, the following matter was discussed, and the following resolution was taken:

5.1.   Regarding the Agenda, the members of the Company's Fiscal Council were presented with information regarding the 2nd ITR/2025. After analysis and discussion, the members of the Company's Fiscal Council became aware of the 2nd ITR/2025.

6.           DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

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Minutes of the Ordinary Meeting of the Fiscal Council held on August 13, 2025

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

7.           CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, August 13, 2025.

Mateus Boeira Garcia

Secretary

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Minutes of the Ordinary Meeting of the Fiscal Council held on August 13, 2025